Smart Share Global Limited

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

People’s Republic of China

August 28, 2023

VIA EDGAR

Mr. Christopher Dunham

Mr. Austin Pattan

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Smart Share Global Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 28, 2023 (File No. 001-40298)

Dear Mr. Dunham and Mr. Pattan:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 155

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully supplements that it relied on Schedules 13G and the amendments thereto filed by the Company’s major shareholders. The Company believes that such reliance is reasonable and sufficient because its major shareholders are legally obligated to file beneficial ownership information, including their beneficial ownership structure and ultimate controller, with the Commission. Based on the examination of the Company’s register of members as well as the Schedules 13G and the amendments thereto filed by the Company’s major shareholders, other than (i) Taobao China Holding Limited, (ii) Hillhouse entities, including Hillhouse Investment Management, Ltd. and HHLR Advisors, Ltd., (iii) Xiaomi entities, including People Better Limited, Green Better Limited and ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED, (iv) Mr. Mars Guangyuan Cai and his holding entity, (v) Shunwei entities, including Shunwei Angels III Limited and Astrend Opportunity III Alpha Limited, (vi) China Ventures Fund I Pte. Ltd., (vii) Beautyworks Investment Limited, (viii) Mr. Peifeng Xu and his holding entity, and (ix) Sky9 Capital entities, including Sky9 Capital Fund III, L.P. and Sky9 Capital MVP Fund, L.P., no shareholder beneficially owned 5% or more of the Company’s total outstanding Class A and Class B ordinary shares (on an as-converted basis) as of March 31, 2023, assuming the shareholdings of the Company’s major shareholders aforementioned had not changed since their respective Schedule 13G or Schedule 13G/A filings.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

Additionally, the public filings of these major shareholders, the findings of which were summarized in the Form 6-K furnished with the Commission on April 28, 2023, revealed that none of Taobao China Holding Limited, Hillhouse entities, Xiaomi entities, Mr. Mars Guangyuan Cai and his holding entity, Shunwei entities, China Ventures Fund I Pte. Ltd., Beautyworks Investment Limited, Mr. Peifeng Xu and his holding entity and Sky9 Capital entities, was owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China, and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company’s wholly owned mainland China subsidiary, Zhixiang Technology (Shanghai) Co., Ltd., is the primary beneficiary of Shanghai Zhixiang Technology Co., Ltd., the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and the obligation to absorb losses or the right to receive the economic benefits of the VIE that could be significant to the VIE. The shareholders of the VIE, are Mr. Mars Guangyuan Cai, Mr. Peifeng Xu and Mr. Victor Yaoyu Zhang, each holding 62.0%, 30.0% and 8.0% of the equity interest of the VIE, respectively. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its Class A and Class B ordinary shares included: (i) the Bank of New York Mellon, (ii) the major shareholders of the Company identified above, (iii) the other institutional shareholders, (iv) LIGAN Legend Limited, a holding entity of Mr. Jiawei Gan, who is one of the Company’s directors and (v) Victor Family Limited, a holding entity of Mr. Victor Yaoyu Zhang, who is one of the Company’s executive officers.

•	The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedules 13G and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

•	With respect to the Company’s major shareholders identified above, based on the examination of publicly available information, including Schedules 13G and the amendments thereto filed by these major shareholders, the Company believes that no governmental entities in the Cayman Islands owns any share of these major shareholders.

•	With respect to the other institutional shareholders, they were involved in the Company’s pre-IPO preferred shares issuance. Based on the examination of publicly available information, the Company is not aware that any governmental entity in the Cayman Islands owns any share of those shareholders.

•	With respect to LIGAN Legend Limited and Victor Family Limited, because they are wholly owned by natural persons, the Company believes that no governmental entities in the Cayman Islands owns any share of LIGAN Legend Limited or Victor Family Limited.

Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on the foregoing analysis, and respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission or disclosure.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. Based on the confirmation provided by its directors, the Company believes that none of the members of the board of directors of Smart Share Global Limited is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that, with respect to the directors of the consolidated VIE or other consolidated operating entities, based on their written confirmations and/or their employment profiles maintained with the Company, none of them is an official of the Chinese Communist Party. Based on such information and to the best of the Company’s knowledge, each of the directors of the consolidated VIE or other consolidated operating entities is not an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Smart Share Global Limited or the VIE” or “us and the VIE.” We also note that your list of principal subsidiaries and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include mainland China and Hong Kong. Except for the consolidated VIE, of which the Company’s wholly owned mainland China subsidiary, Zhixiang Technology (Shanghai) Co., Ltd., is the primary beneficiary, the Company holds 100% equity interests in such material consolidated operating entities. In addition, as discussed in the response to Comment #1 above, the shareholders of the consolidated VIE are all natural persons. Therefore, to the Company’s knowledge, no governmental entities in mainland China or Hong Kong owns any share of the Company’s material consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the foregoing analysis in Comments #1 and the first bullet of #3, the governmental entities in mainland China do not have a controlling financial interest in the Company’s material consolidated foreign operating entities. With respect to the required submission under paragraph (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association (or equivalent organizing documents) of the Company and its material consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms without qualification that the articles of the Company and of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

*           *           *

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (21) 6050-3535 or maria@enmonster.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com.

Very truly yours,

/s/ Maria Yi Xin
Maria Yi Xin
Chief Financial Officer

cc:	Mars Guangyuan Cai, Chairman of the Board of Directors and Chief Executive Officer, Smart Share Global Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Brian Yan, Partner, PricewaterhouseCoopers Zhong Tian LLP

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